Assure Holdings Corp.

February 11, 2021

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kasey Robinson

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated February 10, 2021, regarding
Assure Holdings Corp.
Registration Statement on Form S-1
Filed December 30, 2020, as amended February 1, 2021
File No. 333-251829

Dear Sirs and Madams:

This letter responds to the written comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in the February 10, 2021 letter regarding the above-referenced Registration Statement on Form S-1/A (Amendment No. 1)(File No. 333-251829)(the “Registration Statement”) of Assure Holdings Corp. (the “Company” , “we,” “our,” or “us”) filed on February 1, 2020. For your convenience, the Staff’s comments are included below and we have numbered our responses accordingly. Simultaneously with the transmission of this letter, the Company is filing via EDGAR an amendment (“Amendment No. 2”) to the Registration Statement, responding to the Staff’s comments and including certain other revisions and updates.

Page numbers in the text of the Company’s responses correspond to page numbers in Amendment No. 2. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in Amendment No. 2.

Our responses are as follows:

Amendment No. 1 to Form S-1

Management's Discussion and Analysis, page 50

Staff Comment No. 1.

We have read your revision related to comment 4. Please address the following:

•	You disclose on page 52 that "PEs are contracted with neurologists/readers to provide IONM coverage, during a surgery in a telehealth capacity, as a level of redundancy and risk mitigation with the onsite Technical IONM services." It would appear then that professional services are provided only in tandem with some technical services. Clarify in your document under what circumstances, if any, that only technical services or professional services would be provided on a standalone basis.

February 11, 2021

•	Please explain the disclosure on pages 51 and 54 that you retained 100% of professional revenue for a given number of cases. Please explain what such 100% retention means and describe the cases that do not fit this meaning.

Company’s Response:

The Company responds to Comment No. 1 (in sequence) as follows:

You disclose on page 52 that "PEs are contracted with neurologists/readers to provide IONM coverage, during a surgery in a telehealth capacity, as a level of redundancy and risk mitigation with the onsite Technical IONM services."

It would appear then that professional services are provided only in tandem with some technical services. Clarify in your document under what circumstances, if any, that only technical services or professional services would be provided on a standalone basis.

The Company only provides IONM services in tandem. The Company has revised the disclosure at pages 6, 32 and 51 to clarify this point by adding the following sentence:

All IONM procedures include both Professional services (neurologist) and Technical services (intraoperative monitoring).

Please explain the disclosure on pages 51 and 54 that you retained 100% of professional revenue for a given number of cases. Please explain what such 100% retention means and describe the cases that do not fit this meaning.

We have rearranged the disclosure on pages 51 and 52 to provide the description of Technical service revenue and Professional service revenue in the second and third paragraphs under the heading “Revenue” at page 51. We believe that this reformatting better describes the nature of these revenues for the reader leading into the revenue discussion. We also added a description that “it retained 100% of the professional revenue (from our wholly-owned subsidiaries)” at pages 52 and 54, which relates to the Professional service revenue explanation in point 1 on page 51, which reads:

In cases where the PE is an Assure wholly owned subsidiary, 100% of the revenue is recognized immediately after the completion of the surgery, once our performance obligations are completed, and is included as a component of Patient, service fee revenue.

We believe these changes explain that we retain 100% of Professional services revenue generation from our wholly-owned subsidiaries.

February 11, 2021

Report of Independent Registered Public Accounting Firm, page F-2

Staff Comment No. 2.

We have read your response and revision related to comment 8. If no revision is necessary to the audit report, please identify the information provided in Note 11 warranting a dual date therefor.

Company’s Response:

After careful evaluation by our auditors, including the procedures previously performed through May 29, 2020, our auditors elected to dual date Note 11 to reflect additional testwork performed in connection with the changes in accounting for income taxes.  We have included the following disclosure in Note 11:

The Company’s consolidated financial statements (filed in Canada) as of and for the years ended December 31, 2019 and 2018 were presented in accordance with International Financial Reporting Standards (IFRS) to comply with the Company’s public reporting requirements in Canada. To comply with the requirements of Regulation S-X in connection with the filing of a registration statement on Form S-1, the Company re-presented its consolidated financial statements as of and for the years ended December 31, 2019 and 2018 in accordance with accounting principles generally accepted in the United States of America (US GAAP). The conversion of the Company’s consolidated financial statements from IFRS to US GAAP resulted in an adjustment due to differences in accounting for income taxes and required additional audited procedures after the date of the auditor’s initial auditor’s report.

Our auditors have advised us that dual dating the audit report for Note 11 is warranted under these circumstances.

General

Staff Comment No. 3.

We note the revisions in response to comment 12. Please revise your disclosure to specifically state whether your forum selection provision applies to actions arising under the Securities Act or Exchange Act. If so, please state that there is uncertainty as to whether a court would enforce such provision. Further, if the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the bylaws states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

February 11, 2021

Company’s Response:

The Company acknowledges that Staff’s comment and responds to the Staff Comment 3 (in sequence) as follows:

We note the revisions in response to comment 12. Please revise your disclosure to specifically state whether your forum selection provision applies to actions arising under the Securities Act or Exchange Act.

The Company revised the disclosure in the risk factor at page 26 entitled, “Our bylaws designate the state and federal courts located in Denver, Colorado as the exclusive forum for certain types of actions and proceedings, which could limit a shareholder's ability to choose the judicial forum for disputes arising with Assure Holdings Corp.” to disclose that the Company interprets the choice of forum provision contained in its bylaws to apply to certain expressed actions and not to apply to actions arising under the Exchange Act or the Securities Act.

If so, please state that there is uncertainty as to whether a court would enforce such provision.

Based on our interpretation, the choice of forum provision contained in its bylaws does not apply to actions arising under the Exchange Act or the Securities Act. Accordingly, no additional disclosure is required. The Company added a general statement at page 26 that provides, “ there is uncertainty as to whether a Court will enforce these forum selection clauses.”

Further, if the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

The choice of forum provision contained in its bylaws does not apply to actions arising under the Securities Act. Accordingly, no additional disclosure is required.

If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the bylaws states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

While the Company believes that the provisions in its bylaws related to choice of forum are clear, the Company agrees to propose amendments to its bylaws at its next annual meeting to expressly provide that the choice of forum provisions in the bylaws do not apply to actions arising under the Securities Act or Exchange Act. the Company also proposes to include similar language in future filings, where appropriate.

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February 11, 2021

Assure Holdings Corp. hereby acknowledges that:

•	Assure Holdings Corp. is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	Assure Holdings Corp. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (720) 278-3093 or Kenneth Sam of Dorsey & Whitney LLP at (303) 629-3445.

Sincerely,

Assure Holdings Corp.

/s/ Trent Carman
Trent Carman
Chief Financial Officer

cc:     Kenneth Sam, Dorsey & Whitney LLP